VENDEXKBB

Treasury - Investor Relations Department

03032818

03 OCT 21 AM 7:21

SUPPL

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Date	Telephone number	Fax number	Reference
8 October 2003	+31-20 - 5490 509	+31 20 6461 099	T03-127/gl

Subject: Rule 12g3-2 (b); File no. 82-4120.

Dear Madam/Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) therunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and document shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Yours sincerely,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer – Investor Relations Officer,

Grace E. Lapré, secretary

Enclosure.

dlw 10/27

File no. 82-4120

PRESS RELEASE

VENDEX KBB

Amsterdam, October 6, 2003

Jeroen Hunfeld steps down from Board of Management

Mr J.B.J.M. (Jeroen) Hunfeld (53) is stepping down from the Board of Management of Vendex KBB and will be continuing his career as of 1 January 2004 outside the Group. The decision is connected with the rearrangement of portfolios within the Board as a consequence of the reduced number of operating companies, due among other things to the sale of ten retail chains to CVC in the middle of last year.

After the departure of Mr Hunfeld the Board of Management will consist of three members, viz. P.E. (Ed) Hamming (55), chairman, M.H.M. (Marcel) Smits (42), CFO, and D.R. (Dirk) Goeminne (48).

Public relations
Peter van Bakkum, Tel. + 31-20 - 5490 432

Investor relations
Marius Zomer, Tel. + 31-20 - 5490 509